**TED THOMAS**

**Current Role**

**Employer:** Paladin Power Inc.

**Employer's Principal Business:** Energy Storage Systems

**Title:** CEO, Director

**Dates of Service:** April 2022 - Present

**Responsibilities:** Invented the Stackbatt bussing system that creates a new and unique way of connecting batteries with no wires, lugging or crimping.

**Previous Work History**

**Employer:** Paladin Power Group Inc.

**Employer's Principal Business:** Power backup systems

**Title:** CEO, Director

**Responsibilities:** Invented the Stackbatt bussing system that creates a new and unique way of connecting batteries with no wires, lugging or crimping.

Education: Chapman College, Northwest School of Law